Exhibit 21.1

List of Subsidiaries of Purple Communications, Inc.

Purple Communications, Inc. Subsidiaries

1.	Purple Relay Services Co., previously named GoAmerica Communications Corp. (Delaware corporation)

2.	Purple Language Service Co., previously named Hands On Video Relay Services, Inc. (Delaware corporation)

3.	GoAmerica Relay Services Corp. (Delaware corporation)